POLYMET MINING CORP.
(the “Corporation”)
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON JULY 9, 2014
REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands or, if indicated, by ballot, at the annual general and special meeting of shareholders of the Corporation:

Outcome of Vote
1.	The setting of the number of directors at eight (8).	Carried

2.	The election of the following nominees as directors of the Corporation for the ensuing year:	Carried

Jonathan Cherry
Matthew Daley
Dr. David Dreisinger
W. Ian L. Forrest
Alan R. Hodnik
William Murray
Stephen Rowland
Michael M. Sill

3.	The appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their renumeration.	Carried

4.	The approval of an amendment to the Company articles to include advance notice provisions when shareholders are nominating candidates for election to the Board of Directors.	Withdrawn